

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Dan Bates
Chief Executive Officer
Clean Vision Corporation
f/k/a Byzen Digital, Inc.
2711 N Sepulveda Blvd #1051
Manhattan Beach, CA 90266-2725

> **Re: Clean Vision Corporation**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 12, 2021**
> **File No. 024-11501**

Dear Mr. Bates:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note your revisions and response to prior comment 5 and reissue. The offering, as amended, does not comply with Rule 251(a)(1) of Regulation A which limits Tier 1 offerings to $20 million in a 12-month period. In this regard, Rule 253(b)(2)(ii) of Regulation A provides that the upper end of your price range "must be used in determining the aggregate offering price under Rule 251(a)." Based on the upper end of your price range ($.08) and the maximum number of shares you are offering in this amendment (375 million), the aggregate offering price for this offering would be $30 million. In addition, we note that your response to prior comment 2 indicates that the

       maximum number of shares offered, if you price the offering at the high end of your range, would be 93,750,000 shares yet your filing still states that you are offering a maximum of 375,000,000 shares. As was noted in prior comment 2, Rule 253(b)(4) does not permit you to include a range of shares as a means to satisfy the "volume of securities to be offered" disclosure requirement. Accordingly, please revise the offering and disclosure accordingly.

       You may contact Michael Fay at (202) 551-3812 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David L. Ficksman, Esq.